TTBD, LLC

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2015**

NET CAPITAL

TOTAL SHAREHOLDER'S EQUITY	$ 110,859
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE 15c3-1 — Nonallowable assets — other assets	12,556
NET CAPITAL	$ 98,303
AGGREGATE INDEBTEDNESS	$ 39,346

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness)	$ 2,623
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER	$ 5,000
NET CAPITAL REQUIREMENT (Greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
EXCESS NET CAPITAL	$ 93,303
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	40.02%